Filed Pursuant to Rule 433(f)
Registration No. 333-165980
October 19, 2010
Younan Properties, Inc.
FREE WRITING PROSPECTUS
     This free writing prospectus is being filed to advise you of articles, the relevant portions of which are attached as Appendix A and Appendix B (the “Articles”) hereto, that were distributed by e-mail to subscribers by REIT Zone Publications, LLC (“REIT Zone”) on October 18, 2010. The Articles reference a proposed public offering (the “Offering”) of securities of Younan Properties, Inc. (referred to in this filing as “we,” “us” or the “Company”), which is covered by the Registration Statement on Form S-11 (File No. 333-165980), as amended (the “Registration Statement”), that we filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended.
     The Articles were not prepared or reviewed by the Company or any other Offering participant prior to publication. REIT Zone routinely sends e-mails to its subscribers on REIT industry news. REIT Zone is not affiliated with the Company, and no payment was made nor was any consideration given to REIT Zone by or on behalf of the Company or any other participant in the Offering in connection with the Articles.
     You should consider statements in the Articles only after carefully evaluating all of the information in the most recent preliminary prospectus contained within the Registration Statement and the final prospectus to be subsequently filed with the SEC. In particular, you should carefully read the risk factors described in such preliminary prospectus and in such final prospectus. The Registration Statement has not been declared effective by the SEC, and the information contained therein, including information in the preliminary prospectus, is subject to change prior to the Registration Statement becoming effective and the filing of the final prospectus with the SEC.
     Mr. Younan’s statements to the author of the Articles were not intended to be, and should not be considered as, offering material. Other opinions or statements in the Articles represent the author’s or others’ opinions or statements and are not endorsed or adopted by the Company or any other offering participant.
Forward-Looking Statements
     This filing may contain forward-looking statements about possible future events. Our actual results may differ materially from those expressed in the forward-looking statements due to a variety of important factors, including the risks and uncertainties discussed in the preliminary prospectus contained within the Registration Statement in the section entitled “Risk Factors” and elsewhere. We undertake no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information, future events, or other such factors that affect the subject of these statements.

We have filed a registration statement (including a prospectus) with the SEC for the Offering. Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, when available, if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-866-500-5408; Citigroup Global Markets, Inc. at 1-877-858-5407; or Credit Suisse Securities (USA) LLC at 1-800-221-1037.

APPENDIX A
THE REIT NEWSHOUND
MONDAY, OCTOBER 18. 2010 — 1:43 PM ET

READY for LIFTOFF (UPDATE #1)
This morning, ahead of the open, Younan Properties (YPI) filed Amendment #6 to its S-11, as well as a free writing prospectus (FWP).
The FWP addresses the note that we published last Friday (“Ready for Liftoff”). The FWP identifies Zaya Younan, YPI’s founder, chairman, CEO and president, as our source. Though it doesn’t happen very often (like never), sources are always free to identify themselves. We, of course, NEVER have nor will we EVER disclose the identity of unnamed sources.
The larger issue we have with today’s FWP is that it (at least implicitly) questions the accuracy of our reporting, for instance:
(1) “The [REIT NEWSHOUND article] states that the Company expects to print ‘reds’ for the Offering ‘at the end of next week and launch YPI’s roadshow the week of October 25. Pricing is expected early next month.’ The timing of the Offering and the roadshow has not yet been determined and is dependent on many factors. In addition, the Company cannot predict when pricing will occur.” [To be clear, the information we reported here was what Mr. Younan told us.]
(2) “The [REIT NEWSHOUND article] states that the Company will have ‘the second highest dividend yield in its peer group [behind Piedmont (PDM)]’ and specifically sets forth an AFFO payout ratio of 75%. The dividend yield and payout ratio based on the Company’s share of cash available for distribution have not yet been determined and will be disclosed only after they have been determined. In addition, the Company disclaims any association to any ‘peer group’ for purposes of comparison.” [Again, what we published was what we were told by Mr. Younan last Friday. Further, the Company may disclaim any association with any peer group; however, not only was that the phrasing used by Mr. Younan, but Mr. Younan also provided THE NEWSHOUND with the names of the REITs in that peer group.]
We understand the reasons YPI (no doubt at the insistence of attorneys) needed to file the FWP. That said, we want to underscore that each and every point corrected or disputed in the FWP represented what we were told by Mr. Younan in a phone interview — initiated by him. If Mr. Younan had an issue with anything we reported last Friday, he never said a word to THE NEWSHOUND.

Appendix B
THE REIT NEWSHOUND
MONDAY, OCTOBER 18, 2010 — 4:31 AM ET

STRATEGIES for A CHALLENGING IPO MARKET
.    .    .
This week, Younan Properties (see, “Nearly Ready for Liftoff,” THE REIT NEWSHOUND, October 15) is doing an advance roadshow hoping to pave the way for its $425 million IPO early next month. In addition to the advance roadshow, Younan also has arranged a mini-property tour ahead of printing “reds” late this week and the launch of its formal IPO roadshow.